UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003.

OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                                  ROLLINS, INC.
                               ROLLINS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  ROLLINS, INC.
                            2170 PIEDMONT ROAD, N.E.
                                ATLANTA, GA 30324

                                  ROLLINS, INC.
                               ROLLINS 401(k) PLAN

                        INDEX TO FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE
                          As of December 31, 2003 and
                  2002 and for the Year Ended December 31, 2003


                                                                      Page No.
                                                                  --------------

Report of Independent Auditors - Ernst & Young LLP                       1

AUDITED Financial Statements

  Statements of Net Assets Available for Benefits                        2

  Statement of Changes in Net Assets Available for Benefits              3

  Notes to Financial Statements                                          4

SUPPLEMENTAL SCHEDULE

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        13


INDEX TO EXHIBITS                                                       15

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Rollins 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Rollins 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rollins 401(k) Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                          /s/ Ernst & Young LLP
                                          --------------------------------------
                                           Ernst & Young LLP
Atlanta, Georgia
June 18, 2004

                               Rollins 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                          December 31
                                                 2003                  2002
                                          --------------------------------------

Assets
Investment in Master Trust (Note 3)         $117,707,629          $ 95,322,365
Loans to participants                          5,437,132             5,112,838
Employer contribution receivable               2,149,661             2,158,914
                                          --------------------------------------
Total Assets                                 125,294,422           102,594,117

Liabilities
Refunds payable to participants                   55,051                     -
                                          --------------------------------------
Total Liabilities                                 55,051                     -
                                          --------------------------------------
Net assets available for benefits           $125,239,371          $102,594,117
                                          ======================================



See accompanying notes.

                               Rollins 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


                                                        For the year ended
                                                            December 31
                                                      2003              2002
                                                --------------------------------

Additions to net assets attributed to:
   Net gain from investment in Master Trust       $ 19,860,055     $          -
   Contributions:
      Participants                                  11,110,825       11,572,329
      Employer                                       2,150,323        2,170,694
   Interest income from loans to participants          390,490          473,118
                                                --------------------------------
Total additions                                     33,511,693       14,216,141

Deductions from net assets attributed to:
   Net loss from investment in Master Trust                  -        3,391,785
   Distributions to participants                    10,866,439        9,948,274
                                                --------------------------------
Total deductions                                    10,866,439       13,340,059
                                                --------------------------------

Net increase                                        22,645,254          876,082

Net assets available for benefits:
   Beginning of the year                           102,594,117      101,718,035
                                                --------------------------------
   End of the year                                $125,239,371     $102,594,117
                                                ================================



See accompanying notes.

                               Rollins 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2003


1. Description of the Plan

The following brief description of the Rollins 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan. All employees of Rollins, Inc. (the "Company"), except those who are members of a collective bargaining unit or PCO Services, Inc. ("the Company's Canadian subsidiary") employees, are eligible to participate in the Plan on the first day of the quarter following the completion of six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions and Investment Options

All investment options are established by the Plan with guidelines as to the purpose of each fund. Each of the investment funds has a custodian responsible for the safekeeping and investment of the assets of the fund.

The Plan Administrator is responsible for the overall administration of the Plan. The trustee of the Plan is Northern Trust Company (the "Trustee"). The Trustee is responsible for the overall safekeeping and investment of the assets of the Plan.

Effective January 1, 2002, the Plan was amended to reflect the Economic Growth and Tax Relief Reconciliation Act of 2001. The amendment allows participants to contribute, via payroll deductions, from 1% to 25% of their compensation to the Plan with the exception of highly compensated employees, for which the allowable contribution is 1% to 7% of their compensation, subject to certain provisions of the Internal Revenue Code (the "Code"), into any of the seven investment fund options or a combination thereof in multiples of 5%. Previously, participants could elect to contribute up to 15% of their pretax compensation. Additionally, if a participant was age 50 or older by December 31, 2003, he or she could have made an additional contribution of $2,000 for 2003. All participant contributions are fully vested and nonforfeitable.

                               Rollins 401(k) Plan

1. Description of the Plan (continued)

Contributions and Investment Options (continued)

Effective January 1, 2002, the Plan was also changed to increase the employer matching contribution to 30 cents for every dollar a participant contributes up to 6% of his or her compensation. Previously, the Plan provided for an employer matching contribution of 30% of contributions up to 5% of a participant's compensation. Employer contributions under this provision are made in Rollins, Inc. common stock. In order to receive a matching contribution for the Plan year, a participant must be actively employed on December 31.

Vesting terms effective January 1, 2002 are shown below:

                                                                  Vested
                                                                Percentage
                                                          ----------------------

Years of service:
   Less than two                                                       0%
   Two                                                                20
   Three                                                              40
   Four                                                               60
   Five                                                               80
   Six or more                                                       100

Forfeited nonvested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions for 2003 and 2002 were $137,058 and $179,144, respectively.

The Plan's record keeper is Hewitt and Associates, LLP ("Hewitt"). Separate accounts are maintained for each participant by Hewitt. Income and losses on Plan investments are allocated to the participants' accounts in accordance with the provisions of the Plan. Hewitt provides a daily valuation of participant accounts.

                               Rollins 401(k) Plan

1. Description of the Plan (continued)

Loans Receivable From Plan Participants

The Plan provides for loans to participants of up to the lesser of 50% of the individual participant's vested account balance or $50,000. A participant's loan payments of principal and interest are allocated to his/her accounts under the Plan and invested according to the participant's then current investment elections. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate as of the end of the month plus 2.0%. The loan interest rate is set on the first day of the following processing cycle. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or his or her beneficiary may receive the total value of his or her vested account in a lump sum distribution. A participant with at least $5,000 in his or her 401(k) account may elect to defer the payment of his or her account from the Plan to the April 1st after he or she attains age 70 1/2.

In addition, a participant may elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. In the case of a hardship, a participant may not make any contributions for a period of six months.

Administrative Expenses

Administrative expenses of the Plan, including trustee and custodian fees, are paid by the Company. The Company paid all expenses of the Plan for the years ended December 31, 2003 and 2002.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                               Rollins 401(k) Plan

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

All investment fund options, excluding the employer contribution portion of the Rollins, Inc. Common Stock Fund, are 100% participant-directed. Except for the Fixed Income Fund, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Fixed Income Fund

The Fixed Income Fund represents deposits and interest earned thereon in this fund managed by Connecticut General Life Insurance Company.

The group annuity contract under which these deposits have been made has been determined to be fully benefit-responsive under the American Institute of Certified Public Accountants' Statement of Position 94-4. Therefore, this investment is carried at contract value in the accompanying financial statements. At December 31, 2003 and 2002, the crediting interest rate was 4.70% and 6.25%, respectively. This rate may be changed under the terms of the contract, but in no case is it adjusted to less than 0%. The annual yield on the contract for the years ended December 31, 2003 and 2002 was 4.64% and 5.9%, respectively. The fair value of the contract at December 31, 2003 and 2002 was approximately $34.9 million and $33.3 million, respectively. This contract is subject to credit risk based on the ability of the insurance company to meet interest or principal payments or both as they become due.

                               Rollins 401(k) Plan

3. Master Trust

The Plan participates in the Rollins Retirement Account Master Trust (the "Master Trust") with the 401(k) Plan of LOR, Inc., a company controlled by R. Randall Rollins and Gary W. Rollins, executives of Rollins, Inc. The Master Trust reinvests all dividend and interest income received on securities owned by the Master Trust. The value of the units in the Master Trust is adjusted daily to reflect the fair value of the investments. The Master Trust units may be redeemed by the Plan for an amount equal to their current market values, except for units in the Fixed Income Funds, which are redeemable at contract value. The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2003 and 2002. A summary of the net assets of the Master Trust is as follows:

                                                           December 31
                                                   2003                 2002
                                             -----------------------------------
Investments, at fair value as determined
   by quoted market prices:
     Mutual funds                             $ 62,042,030         $ 47,573,003
     Common stock - Rollins, Inc.               29,720,404           21,357,055
     Money market funds                          1,710,716            1,067,497
Investments, at contract value:
   Group annuity contract                       33,744,195           33,230,242
Accrued investment income                           21,471               28,663
Accrued expenses and other liabilities              (3,096)              (2,964)
                                             -----------------------------------
Net assets of Master Trust                    $127,235,720         $103,253,496
                                             ===================================

                               Rollins 401(k) Plan

3. Master Trust (continued)

Allocations of the net assets of the Master Trust to participating plans are as follows:

                                              December 31
                                   2003                       2002
                       ---------------------------------------------------------
                            Amount      Percent          Amount       Percent
                       ---------------------------------------------------------

Rollins 401(k) Plan     $117,707,629      92.5%       $ 95,322,365      92.3%
LOR 401(k) Plan            9,528,091       7.5           7,931,131       7.7
                       ---------------------------------------------------------
                        $127,235,720     100.0%       $103,253,496     100.0%
                       =========================================================

Master Trust income (loss) allocated to the participating plans for the years ended December 31, 2003 and 2002 are as follows:

                                                         December 31
                                                  2003                 2002
                                            ------------------------------------

Interest income                              $  1,846,960        $   2,083,036
Dividends                                         765,783              481,651
Net appreciation (depreciation) in fair
  value of mutual funds                        11,242,184          (11,605,321)
Net appreciation in fair value of
  Rollins, Inc. common stock                    7,215,061            4,748,903
                                            ------------------------------------
Net investment income (loss)                 $ 21,069,988        $  (4,291,731)
                                            ====================================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                               Rollins 401(k) Plan

5. Nonparticipant-Directed Investments

The employer matching contribution is invested in the Rollins, Inc. Common Stock Fund and may not be transferred by the participants. The portion of the Rollins, Inc. Common Stock Fund that is nonparticipant-directed was $23,084,866 and $17,429,126 at December 31, 2003 and 2002, respectively. Net assets of the Rollins, Inc. Common Stock Fund (including both participant-directed and nonparticipant-directed amounts) are as follows:

                                                          December 31
                                                  2003                  2002
                                            ------------------------------------

  Rollins, Inc. common stock                 $ 29,720,404         $ 21,357,055
  Money market fund                             1,008,107              383,592
  Employer contribution receivable              2,149,661            2,158,914
  Accrued income                                      787                  503
                                            ------------------------------------
                                             $ 32,878,959         $ 23,900,064
                                            ====================================

Changes in net assets for the year ended December 31, 2003 are as follows:

                                                          December 31
                                                  2003                  2002
                                            ------------------------------------

  Employer contributions, net of
    forfeitures                              $  2,150,323         $  2,170,694
  Participant contributions                     1,170,964              852,977
  Investment income                             7,501,357            4,928,195
  Distributions to participants                (2,448,442)          (1,661,486)
  Interest on loans                                39,811               30,083
  Net transfers from (to) other funds             564,882             (206,781)
                                            ------------------------------------
   Net change                                $  8,978,895         $  6,113,682
                                            ====================================

                               Rollins 401(k) Plan

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31
                                                  2003                  2002
                                            ------------------------------------

Net assets available for benefits per the
  financial statements                       $125,239,371         $102,594,117
Amounts allocated to withdrawn participants       121,075                    -
                                            ------------------------------------
Net assets available for benefits per the
  Form 5500                                  $125,118,296         $102,594,117
                                            ====================================

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                              December 31, 2003
                                                            --------------------
Distributions to participants per the financial statements       $10,866,439
Amounts allocated to withdrawn participants                          121,075
                                                            --------------------
Distributions to participants per the Form 5500                  $10,987,514
                                                            ====================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                               Rollins 401(k) Plan

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                               Rollins 401(k) Plan

                          EIN: 51-0068479 Plan No.: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2003


            (b) Identity of Issue,
                    Borrower,              (c) Description of                                  (e) Current
  (a)      Lessor, or Similar Party            Investment                       (d) Cost           Value
-------------------------------------------------------------------------------------------------------------

   *    Participant Loans         Interest rates ranging from 6.00% to
                                    11.50%                                        $ -           $5,437,132
                                                                               ------------------------------
                                  Total                                           $ -           $5,437,132
                                                                               ==============================

* Indicates a party-in-interest to the Plan.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ROLLINS 401(k) Plan
                               (Registrant)




Date:  June 28, 2004         By:   /s/ Harry J. Cynkus
                                  ----------------------------------------------
                                    Harry J. Cynkus
                                    Plan Administrator

                               INDEX TO EXHIBITS


Exhibit Number
---------------
(23.1) Consent of Ernst & Young LLP, independent auditors.